Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                      Philadelphia, Pennsylvania 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              www.drinkerbiddle.com


May 20, 2009

VIA EDGAR TRANSMISSION
----------------------

Kimberly Browning, Esquire
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE: Allegiant Funds ("Registrant") Registration Statement on Form N-14 (File No. 333-158396)
         ---------------------

Dear Ms. Browning:

         The following supplements our response to the SEC staff's comments to Registrant's Registration Statement on Form N-14 (the "Registration Statement"), which was filed on April 3, 2009, in connection with the proposed reorganization of the Allegiant Small Cap Growth Fund (the "Selling Small Cap Fund") and the Allegiant Multi-Factor Mid Cap Growth Fund (the "Selling Mid Cap Fund" and together with the Selling Small Cap Fund, the "Selling Funds") into the Allegiant Multi-Factor Small Cap Growth Fund (the "Acquiring Fund") (the "Reorganization"). Changes are planned to be reflected in a Pre-Effective Amendment to the Registration Statement.

A.       GENERAL

1.       COMMENT: Please include Tandy Letter representation.

         RESPONSE: The requested representation is included at the end of this submission.

B.       Accounting Comments

2. COMMENT: Please put a symbol next to each security that the Selling Mid Cap Fund expects to sell after the Reorganization in the pro forma tables. Please provide the amount of transaction costs for the disposition of securities.

         RESPONSE: Comment accepted. Registrant will add a symbol next to each security that it believes it may sell. Registrant will add the following footnote to accompany the symbol: This security has been identified for possible disposition in connection the Reorganization. However, market, issuer or other factors may change prior to or after the Reorganization that will result in a different outcome. In addition, Registrant will add a sentence to the proxy statement/prospectus disclosing the estimated dollar amount of the brokerage costs as a result of the Selling Mid Cap Fund's disposition of securities.

3. COMMENT. In the paragraph under the heading "What are the reasons for and the advantages of merging the funds" explain why it is anticipated that the Acquiring Fund's expenses will decrease, particularly with respect to the Selling Small Cap Fund.

         RESPONSE. The following response has been revised to clarify that the expenses of the Acquiring Small Cap Fund are lower than the Selling Small Cap Fund.

         As the fee tables indicate, the total gross operating expenses of the Selling Mid Cap Fund and the Acquiring Small Cap Fund as of the twelve months ended November 30, 2008 are similar. The Acquiring Small Cap Fund's total gross expenses are one or two basis points higher than the Selling Mid Cap Fund. However, the total net operating expenses (after voluntary waivers) of the Acquiring Small Cap Fund are lower than the Selling Mid Cap Fund which has voluntary capped its expenses since May 31, 2006. The Acquiring Small Cap Fund's total gross operating expenses are approximately 20-25 basis points less than the Selling Small Cap Fund's total gross operating expenses. The main reason that the Selling Small Cap Fund total annual gross expenses are HIGHER than the Acquiring Small Cap Fund is that there are numerous smaller accounts in the Selling Small Cap Fund. As a result, certain fixed costs, such as transfer agency fees, are increased because of the small account shareholder base. If the Reorganization is approved by shareholders, it is anticipated that the fixed costs will decrease as the costs are spread over a larger net asset base.

         The following disclosure will be added: The decrease in gross operating expenses (before voluntary fee waivers) for the Acquiring Fund is anticipated because of the impact of spreading fixed expenses over the larger average net asset base of the combined funds after the Reorganization.

4. COMMENT: Add "percentage of assets" to the fee tables in the heading (expenses that are deducted from Fund assets).

         RESPONSE: The heading will be changed to conform with revised Item 3 of Form N1-A, effective January 1, 2010, which provides that Annual Fund Operating Expenses is followed by the phrase (expenses that you pay each year as a percentage of the value of your investment).

         Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

         Please call the undersigned at (215) 988-2867 with any questions concerning the foregoing.

                                                  Sincerely yours,

                                                  /s/ Michelle Lombardo
                                                  ---------------------

                                                  Michelle Lombardo




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